May 15, 2017	1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com Martin Nussbaum martin.nussbaum@dechert.com +1 212 698 3596 Direct +1 212 698 0496 Fax

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Trace Rakestraw

Re:	Hercules Capital, Inc.
Request to Withdraw Preliminary Proxy Statement on Schedule 14A
File No. 814-00702

Dear Mr. Rakestraw:

As previously discussed, I am writing to confirm our telephone conversation this morning. Our client, Hercules Capital, Inc. (“Hercules”) announced this morning that the proposal that was the subject of the Preliminary Proxy Statement on Schedule 14A originally filed by Hercules on May 3, 2017 (the “May 3 Preliminary Proxy”) has been withdrawn; and the special meeting of stockholders to which it related has been indefinitely postponed. As Hercules announced, while it is possible, there is no assurance that a new proposal will be put before the Hercules stockholders; and, if one is, it would be for a meeting to be held on a date to be determined, with a record date to be determined and for the purpose of considering a potential proposal that does not yet exist. Accordingly, in that eventuality, Hercules would then file with the Securities and Exchange Commission a completely new preliminary proxy statement, commencing a new review process. Accordingly, Hercules is not currently engaged in a solicitation and, on behalf of Hercules, we hereby confirm our request to treat the May 3 Preliminary Proxy as having been withdrawn and of no further force or effect.

If you have any questions, please feel free to contact me by telephone at 212.698.3596 (or by email at martin.nussbaum@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Martin Nussbaum

Martin Nussbaum

cc:	Mark Harris, Hercules Capital, Inc.
Melanie Grace, Hercules Capital, Inc.
Jay Alicandri, Dechert LLP